Willis Group Holdings Limited
                            c/o Willis Group Limited
                                 51 Lime Street
                            London EC3M 7DQ, England



                                                     August 24, 2009

VIA EDGAR
---------

Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3628

Re:      Willis Group Holdings Limited
         Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy Statement filed March 13, 2009
         File No. 001-16503

Dear Mr. Riedler,

         Below are the responses of Willis Group Holdings Limited (the "Company") to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission ("SEC") set forth in that certain letter dated August 10, 2009 relating to the above mentioned Annual Report and Definitive Proxy Statement (the "Comment Letter"). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Capitalized terms not otherwise defined shall have the meaning ascribed to such term in the Company's 2009 Definitive Proxy Statement.

Definitive Proxy Statement
--------------------------

Executive Compensation Components
---------------------------------
Annual Incentive Compensation, page 22
--------------------------------------

1. Comment: We note your response to comment 1 and reissue the comment. Although you have provided non-financial objectives for your executive officers on a collective basis you have not disclosed the individual objectives used to determine your executive officers' bonus payments for each executive officer, respectively. To the extent this information is known, please provide us with draft disclosure for your 2010 proxy statement which provides the following on an individual basis:

     o    The performance objectives;
     o    Confirmation that you will discuss the achievement of the objectives;
          and
     o A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response: Because it is not possible to predict the identities of the Company's 2009 named executive officers ("NEOs") which will affect the disclosure, for purposes of responding to the Staff's comment, the Company has assumed that the 2009 NEOs will be the same as the 2008 NEOs. The Company has omitted disclosure with respect to Mr. M.F. Crowley, who is no longer employed by the Company, and Mr. Joseph J. Plumeri, the Chairman and Chief Executive Officer, who does not participate in the annual incentive pool (the "AIP"). Mr. Plumeri's compensation is based upon the terms set forth in his employment agreement which is described in the Company's 2009 Definitive Proxy Statement under the section entitled "Compensation Tables--Chairman and Chief Executive Officer's Employment Agreement."

As discussed with the Staff, because the 2008 incentive awards under the AIP were not allocated based on personal objectives and the 2009 incentive awards have not been determined at this time, the below disclosure is intended to serve as a general outline of how the Company expects to comply with the Staff's comment in its 2010 Definitive Proxy Statement. In its 2010 Definitive Proxy Statement, the Company will make all necessary changes to reflect the personal objectives used by the Compensation Committee to determine the 2009 incentive awards, including quantification of such objectives to the extent required (e.g., not subject to confidential treatment or other applicable exception). The Company confirms that in its 2010 Definitive Proxy Statement, it will discuss the achievement of the objectives by each NEO as well as how the level of achievement of the objectives by the NEO will affect the actual incentive bonus paid to him.

Proposed Disclosure
-------------------

"In addition to the EBIT and revenue financial targets, [insert percentage] of the overall AIP pool for the Company's Executive Officers (other than the Chairman and Chief Executive Officer) is allocated based upon the Executive Officers' performance against non-financial objectives. In the case of the NEOs, these objectives included the following:

Peter Hearn:
     o    Achieving organic commissions growth;
     o Realizing benefits from the Company's Shaping our Future and Right Sizing Willis initiatives;
     o Implementing and communicating the new compensation program for the Associates in the Reinsurance business; and

     o Providing sufficient feedback to Associates within the Reinsurance business.

Grahame J. Millwater:
     o Developing and executing the Company's strategic plan for 2009, which includes revenue growth and the Company's Shaping our Future and Right Sizing Willis initiatives;
     o Supporting business leaders to realize financial targets and benefits from the Company's Shaping Our Future initiative;
     o    Maintaining and growing the Company's client base;
     o    Enhancing marketing and communications; and
     o    Providing sufficient feedback to Associates.

Patrick C. Regan:
     o    Managing the Company's capital structure;
     o    Addressing effective tax strategies;
     o Assisting in building the Willis capital markets and advisory business;
     o Maximizing proceeds and executing an orderly transfer for divested businesses and analyzing alternatives for other equity holdings;
     o    Maintaining and updating financial controls; and
     o Maximizing support and providing sufficient feedback to Associates in the Company's finance group.

                                     * * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                     * * * *

         Please do not hesitate to contact me at (011) 44-20-3124-8308 (facsimile: (011) 44-20-3124-8776) or Adam G. Ciongoli, the Company's Group General Counsel, at (212) 915-8899 (facsimile: (212) 519-5497) with any questions or further comments.

                                               Sincerely,

                                               /s/ Patrick C. Regan

                                               Patrick C. Regan
                                               Group Chief Operating Officer and
                                               Group Chief Financial Officer
                                               Principal Accounting Officer



cc:      John L. Krug, Division of Corporate Finance, Senior Counsel
         Ms. Suzanne Hayes, Division of Corporate Finance, Legal Branch Chief Adam G. Ciongoli, Group General Counsel



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